Lewis U. Davis, Jr. 412 562 8953 lewis.davis@bipc.com	One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, PA 15219-1410 T 412 562 8800 F 412 562 1041 www.buchananingersoll.com

October 25, 2011

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D.C. 20549

Re:	Consol Energy Inc

        Registration Statement on Form S-4

        Filed August 4, 2011

        File No. 333-176045

        Form 10-K for the Fiscal Year Ended December 31, 2010

        Filed February 10, 2011

        Comment Letter Dated October 13, 2011

        File No. 001-14901

Dear Mr. Schwall:

We represent CONSOL Energy Inc. and are writing this letter to confirm that CONSOL Energy Inc. has requested an extension of time to November 10, 2011 to respond to the staff’s comment letter dated October 13, 2011 and understands after discussion with the staff that this is acceptable to the staff.

Very truly yours,

/s/ Lewis U. Davis, Jr.
Lewis U. Davis, Jr.

Via Edgar

cc:	William J. Lyons

 Stephen W. Johnson, Esq.